Exhibit 1.1

Annex H-1

Translation for information purposes only (French version prevailing in all cases)

pasqal Holding Public limited company with a capital of EUR 4,245,873.82 24, rue Emile Baudot – 91120 Palaiseau 105 098 180 RCS Evry

(the “Company”)

ARTICLES OF ASSOCIATION

_______________________________________

Articles of association amended on August 27, 2026

Certified true copy of the original by Wasiq BOKHARI, CEO (Directeur Général)

/s/ Wasiq BOKHARI

Article 1 - Corporate form

The Company is a public limited company governed by the applicable laws and regulations as well as by these articles of association.

Article 2 - Corporate name

The corporate name is:

pasqal Holding

All deeds and documents issued by the Company must mention the corporate name, immediately preceded or followed by the words “public limited company” or the acronym “S.A.”, as well as the amount of the share capital, the place and the registration number of the Company in the Trade and Companies Register.

Article 3 - Corporate purpose

The Company’s corporate purpose, directly or indirectly, in France and abroad:

-	the study, design, manufacture, marketing, distribution, development, operation and maintenance of computer software, systems, components, solutions and hardware and simulators, the production of prototypes and technological or innovative products or elements relating to the use of neutral atoms manipulated by laser, including the exploitation and commercialization of research for this purpose, patents and know-how related to these concepts and technologies;

-	consulting in the field of quantum computing, quantum information science and lasers;

-	the provision of engineering, research and consulting in quantum computing, quantum simulation, and new quantum information technologies, consulting and assistance in this field;

-	the study, design, manufacture, prototyping and marketing of technological or innovative solutions, systems and hardware and computer equipment;

-	research and development in all the aforementioned matters;

-	the taking, filing, registration, acquisition, exploitation, maintenance or transfer of all processes, patents, trademarks and more generally any intellectual property rights relating to the aforementioned matters;

-	the acquisition of all interests and participations in equity and quasi-equity, including the full holding of the capital of one or more commercial, industrial, financial or other companies, French or foreign, whatever their purpose, created or to be created, by any means and in any form whatsoever (in particular by way of creation, contribution, subscription, purchase of shares or stock, merger, joint venture or grouping), the administration, management, control and development of said interests and shareholdings;

-	the management, sale and consolidation of these interests and participations;

-	and more generally all economic, legal, industrial, commercial, civil, financial, movable or immovable transactions directly or indirectly related to its corporate purpose, or any similar, related or complementary objects or likely to promote its extension or development.

The Company may act, both in France and abroad, on its own behalf or on behalf of third parties, either alone or in partnership, joint venture, economic interest grouping, or company, with any other companies or individuals, and may carry out, in any form whatsoever, directly or indirectly, operations falling within its corporate purpose.

Article 4 - Head office

The registered office is located at:

24, rue Emile Baudot – 91120 Palaiseau

The transfer of the Company’s registered office may only be decided by the extraordinary general meeting acting in accordance with the conditions provided for by law and these articles of association.

Article 5 - Duration

The duration of the Company is 99 years from its registration in the Trade and Companies Register, except in cases of extension or early dissolution.

Article 6 - Share capital

The share capital is set at the sum of four million two hundred forty-five thousand eight hundred seventy-three euros and eighty-two cents (€4,245,873.82).

It is divided into two hundred twelve million two hundred ninety-three thousand six hundred ninety-one (212,293,691) ordinary shares with a nominal value of two cents (€0.02) each, fully paid up.

Article 7 - Modification of the share capital

The share capital may be increased, reduced or depreciated under the conditions provided for by the applicable laws and regulations.

Article 8 - Payment of shares

In the event of a capital increase, the cash shares must, at the time of subscription, be paid up of the minimum amount provided for by laws and regulations. Partially paid-up shares are registered until they are fully paid up. The surplus is paid up in one or more instalments by decision of the board of directors within a maximum period of five years from the day on which the capital increase became final.

Calls for funds are brought to the attention of subscribers by registered letter with acknowledgement of receipt sent at least fifteen days before the date set for each payment. Payments are made either at the registered office or at any other place indicated for this purpose.

If the shareholder fails to make payment by the dates set by the board of directors, the amounts due shall, by operation of law, bear interest at the legal interest rate, from the due date, without prejudice to the other remedies and penalties provided for by the laws and regulations, the Company being able in particular to sell the securities not paid up from the payments due.

Article 9 - Form of shares

The shares must be registered. They shall be recorded in an individual account under the conditions and in accordance with the procedures provided for by the laws and regulations.

Article 10 - Indivisibility of shares

The shares are indivisible with respect to the Company. The co-owners of undivided shares are represented at general meetings by one of them or by a sole proxy. In the event of disagreement, the representative is appointed in court at the request of the most diligent co-owner.

The voting rights attached to the share belong to the usufructuary (usufruitier) in ordinary general meetings and to the bare owner (nu-propriétaire) in extraordinary general meetings.

Article 11 - Transfer and transmission of shares

Shares are freely transferable.

The transfer of shares is carried out by transfer from account to account, in accordance with the terms and conditions defined by the applicable laws and regulations.

The shares may be leased or loaned under the conditions provided for by the applicable laws and regulations.

Article 12 - Rights and obligations attached to the shares

Each share gives its holder a simple right to vote at general meetings.

Each share entitles its holder to a proportional share of the profits and of the Company’s assets corresponding to the portion of capital it represents. Ownership of a share automatically implies adherence to the articles of association and the decisions of the general meeting. Shareholders shall bear losses only up to the amount of their contributions.

The heirs, creditors, assigns or other representatives of a shareholder may not request the sealing of the Company’s assets and securities, nor request their division or sale, nor interfere in the acts of its administration; in exercising their rights, they must refer to the corporate inventories and the decisions of the general meeting.

Whenever it is necessary to own several shares in order to exercise any right, in the event of an exchange, consolidation or allocation of shares, or as a result of an increase or reduction of capital, a merger or other corporate operation, the owners of individual shares or of a number of shares fewer than required may exercise this right only on condition that they are personally involved in the grouping and, possibly, the purchase or sale of the necessary number of shares.

Article 13 - Organization and functioning of the board of directors

13.1. Composition

The Company shall be managed by a board of directors composed of up to eighteen (18) members, appointed by the general meeting, who may be either individuals or legal entities.

Directors who are legal entities are required, at the time of their appointment, to appoint a permanent representative who is subject to the same conditions and obligations and who incurs the same civil and criminal liabilities as if he/she were a director in his own name, without prejudice to the joint and several liability of the legal entity he/she represents. This mandate of permanent representative is given to him/her for the duration of that of the legal entity he/she represents; it must be renewed each time the latter’s term of office is renewed.

When the legal entity dismisses its representative, it is required to notify the Company of this dismissal without delay by registered letter and to appoint, in accordance with the same procedures, a new permanent representative; the same applies in the event of the death or resignation of the permanent representative.

13.2. Duration of office

The term of office of the directors shall be three (3) years; it expires at the end of the general meeting which decides on the accounts for the past financial year and held in the year in which their term of office expires.

Directors are always eligible for re-election.

The board of directors shall be renewed annually on a rotating basis, such that this rotation applies to a portion of the members of the board of directors.

As an exception, the general meeting may, for the purpose of implementing or maintaining the rotation referred to, appoint one or more directors for a different term not exceeding three (3) years or reduce the term of office of one or more incumbent directors to a term of less than three (3) years, in order to allow for a staggered renewal of the terms of office of directors.

The term of office of any director so appointed or whose term of office has been modified to a term not exceeding three (3) years shall end at the conclusion of the general meeting that approves the financial statements for the previous fiscal year and is held in the year in which their term of office expires.

13.3. Vacancy - Co-optation

In the event of a vacancy due to the death or resignation of one or more directorships, the board of directors may, between two general meetings, make provisional appointments.

However, if the number of directors in office is less than the minimum required by laws and regulations, the general meeting will be convened in accordance with the terms and conditions provided for by the laws and regulations for the purpose of completing the number of members of the board of directors.

Provisional appointments made by the board of directors are subject to ratification at the next general meeting. In the absence of ratification, the deliberations taken and the acts previously carried out by the board of directors shall nevertheless remain valid.

The director appointed to replace another director shall remain in office only for the remainder of the term of office of his predecessor.

13.4. Remuneration

The general meeting shall set the amount of the remuneration of the directors in respect of their duties. The board of directors, following an express deliberation, shall distribute this remuneration freely among the directors, subject to the applicable legislative and regulatory provisions.

Expenses incurred by the directors in the performance of their duties and in the interest of the Company shall be reimbursed by the Company upon submission of supporting documents.

13.5. Censors

The board of directors may appoint one or more censors chosen from among the shareholders, individuals or legal entities, or from outside them.

The term of office of the censors is set by the board of directors but may not exceed two (2) years; it expires at the end of the general meeting which decides on the accounts for the past financial year and held in the year in which their term of office expires. The censors are always eligible for re-election.

The censors may be dismissed by the board of directors at any time, without reason or compensation.

In the event of the death, resignation or termination of office of a censor for any other reason, the board of directors may replace him/her for the remainder of his or her term of office.

The censors are called upon to attend meetings of the board of directors as observers and may be consulted by the board of directors or by its chairman. They may not take part in the vote on the deliberations of the board of directors.

Article 14 - Chairman of the board of directors

The board of directors elects its chairman from among its natural person members. He/she is elected for the entire duration of his/her term of office as a director and is eligible for re-election.

The chairman of the board of directors shall be subject to the age limit of eighty-five (85) years. If he/she exceeds this age limit, he/she is deemed to have resigned automatically at the end of the general meeting called to approve the accounts for the financial year in which it was reached.

In the event of separation of the functions of chairman of the board of directors and managing director, either of them must in all circumstances be a citizen of a Member State of the European Union, have a fluent command of the French language and have a solid knowledge of the French and European legal environment.

In the event of combining the functions of chairman of the board of directors and managing director, the chairman of the board of directors and managing director must in all circumstances be a citizen of a Member State of the European Union, have a fluent command of the French language and have a solid knowledge of the French and European legal environment.

The board of directors determines the remuneration of the chairman.

Article 15 - Meeting of the board of directors

15.1. Convening and holding of meetings of the board of directors

The board of directors shall meet as often as the interest of the Company requires, at the invitation of its chairman.

Invitations to meetings shall be sent three days before the meeting in writing, including by email and shall mention the agenda of the meeting. They can be carried out without delay and by any means, even verbally, in case of emergency.

The meeting of the board of directors shall be held at the registered office or at any other place indicated in the notice of meeting.

The board of directors will adopt internal regulations that it can modify by its simple decision.

15.2. Quorum and majority

The board of directors shall deliberate validly only if at least half of its members are present, deemed to be present or represented.

The board of directors has the right to allow its members to participate in the deliberations by means of videoconference or telecommunication allowing their identification and guaranteeing their effective participation. They are then deemed to be present for the calculation of the quorum and the majority. These means transmit at least the voice of the participants and meet the technical characteristics allowing the continuous and simultaneous transmission of the deliberations.

Any director may give, even by letter, or email, power of attorney to one of his colleagues to represent him at a meeting of the board of directors, but each director may represent only one of his colleagues.

Decisions are taken by a majority of the directors present, deemed to be present or represented. In the event of a tie, the chairman of the meeting shall have the casting vote.

15.3. Attendance register

An attendance register shall be kept, which shall be signed by the directors present at the meeting of the board of directors and which shall mention, where applicable, the participation of directors by videoconference or telecommunication.

15.4. Minutes

The deliberations of the board of directors shall be recorded in minutes drawn up in accordance with the legislative provisions in force and signed by the chairman of the meeting and by one director or, in the event of the chairman being unable to attend, by two directors. Copies or extracts of the minutes of the deliberations shall be validly certified by the chairman of the board of directors, the managing director, the deputy managing director, the director temporarily acting as chairman or an authorized representative for this purpose.

Article 16 - Powers of the board of directors

The Board of Directors sets the strategic direction for the Company’s operations and ensures its implementation, in accordance with the corporate interest, while taking into account the social and environmental implications of its operations. Subject to the powers expressly granted to shareholders’ meetings, and within the limits of the company’s purpose, it addresses any matter affecting the proper functioning of the Company and resolves, through its deliberations, the affairs concerning it.

In relations with third parties, the Company is bound even by acts of the board of directors which do not fall within the corporate purpose, unless it proves that the third party knew that the act exceeded this purpose or that it could not have been unaware of it in view of the circumstances, it being excluded that the mere publication of the articles of association is sufficient to constitute this proof.

The board of directors shall carry out such checks and verifications as it deems appropriate. Each director receives all the information necessary for the accomplishment of his/her mission and can be sent all the documents he/she deems useful.

Article 17 - Powers of the chairman of the board of directors

The chairman of the board of directors chairs the meetings of the board of directors, organises and directs the work of the board of directors, which he/she reports to the general meeting. He/she ensures the proper functioning of the Company’s organs and ensures, in particular, that the directors are able to fulfil their mission.

In the event of temporary incapacity or death of the chairman, the board of directors may delegate a director to act as chairman. In the event of a temporary impediment, this delegation is given for a limited period; it is renewable. In the event of death, it is valid until the election of the new chairman.

Article 18 - General management

18.1. Choice between the two methods of exercising the general management

The general management of the Company is ensured, under his responsibility, either by the chairman of the board of directors, or by another person appointed by the board of directors and bearing the title of managing director, according to the decision of the board of directors acting by a simple majority of the members present, deemed to be present or represented, who chooses between the two methods of exercising general management. It informs shareholders in accordance with the regulatory conditions.

When the general management of the Company is assumed by the chairman of the board of directors, the following provisions relating to the chief executive officer shall apply to him.

18.2. Managing director

The managing director may be chosen from among the directors or not. The board of directors determines the duration of his/her term of office as well as his/her remuneration. The managing director is subject to the age limit set by laws and regulations. If he/she exceeds this age limit, he/she is deemed to have resigned automatically at the end of the general meeting called to approve the accounts for the financial year in which it was reached.

The managing director may be removed from office at any time by the board of directors. If the dismissal is decided without just cause, it may give rise to damages, except when the managing director assumes the duties of chairman of the board of directors.

The managing director is vested with the widest powers to act in all circumstances on behalf of the Company. He/she exercises these powers within the limits of the company’s purpose and subject to those expressly assigned by laws and regulations to shareholders’ meetings and the board of directors.

He/she represents the Company in relations with third parties. The Company is bound even by acts of the managing director which do not fall within the scope of the corporate purpose, unless it proves that the third party knew that the act exceeded this purpose or that he could not have been unaware of it in view of the circumstances, it being excluded that the mere publication of the articles of association is sufficient to constitute such proof.

The provisions of the articles of association or the decisions of the board of directors limiting the powers of the managing director shall not be enforceable against third parties.

18.3. Deputy managing directors

On the proposal of the managing director, the board of directors may appoint one or more natural persons responsible for assisting the managing director with the title of deputy managing director, whose remuneration it determines.

The number of deputy managing directors may not exceed five (5).

Deputy managing directors may be removed at any time by the board of directors, on the proposal of the managing director. If the dismissal is decided without just cause, it may give rise to damages.

When the managing director ceases or is prevented from exercising his/her duties, the deputy managing directors shall retain, unless the board of directors decides otherwise, their functions and powers until the appointment of the new managing director.

In agreement with the managing director, the board of directors determines the scope and duration of the powers conferred on the deputy managing director. The latter have the same powers as the managing director with regard to third parties.

The age limit applicable to the managing director also applies to deputy managing directors.

Article 19 - Statutory auditors

The audit of the Company’s accounts is carried out by one or more statutory auditors appointed and carrying out their mission in accordance with the laws and regulations.

In accordance with the provisions of Article L. 821-40 of the French Commercial Code, when the statutory auditor thus appointed is a natural person or a single-member company, one or more alternate statutory auditors, called upon to replace the holders in the event of refusal, impediment, resignation, removal from the list or death are appointed under the same conditions.

The statutory auditors and alternate auditors are appointed for a period of six (6) financial years.

Article 20 - General meetings

20.1. Convening and location of general meetings

General meetings are convened and deliberate under the conditions laid down by the laws and regulations and exercise the powers conferred on them in accordance with them.

Meetings shall be held at the registered office or at any other place indicated in the notice of meeting.

20.2. Participation in general meetings

All shareholders have the right to attend general meetings and to participate in the deliberations personally or through a proxy, upon simple proof of their identity and regardless of the number of shares they own, as long as they have been paid up in accordance with the conditions provided for by the legal and regulatory provisions, and the shareholder can prove that they have been registered in an account held by the Company at least five working days (at zero hours) before the date of the general meeting.

Any shareholder may only be represented by his/her spouse, his/her partner with whom he/she has entered into a civil solidarity pact or by another shareholder; to this end, the representative must justify his mandate.

Any shareholder may participate in the general meetings by videoconference or by any means of telecommunication under the conditions set by the laws and regulations. The authorized means of telecommunication will be mentioned in the notice of meeting.

20.3. Chairing of general meetings

General meetings shall be chaired by the chairman of the board of directors or, in his absence, by a member of the board of directors specially delegated for this purpose by the board of directors. Failing this, the general meeting itself appoints its chairman.

20.4. Minutes

Minutes shall be drawn up and copies or extracts of the proceedings shall be issued and certified in accordance with the laws and regulations.

Article 21 - Financial year

Each financial year has a duration of one year that begins on January 1 and ends on December 31.

Article 22 - Annual accounts - Allocation of profit

The board of directors keeps regular accounts of the corporate operations, and prepares annual accounts and consolidated accounts, in accordance with the laws, regulations and standards in force.

The income statement, which summarizes the income and expenses for the financial year, shows the profit or loss for the financial year by difference, after deduction of depreciation and provisions. From the profit for the financial year less, where applicable, previous losses, at least five percent (5%) shall be deducted to constitute the legal reserve fund. This allocation ceases to be compulsory when the reserve reaches one-tenth of the share capital; it resumes when, for any reason, the legal reserve has fallen below this tenth.

Distributable profit is made up of the profit for the financial year, less previous losses, as well as sums to be set aside in accordance with laws and regulations or articles of association, and increased by the profit carry-forward. From this profit, the general meeting may deduct any sums it deems appropriate to allocate them to any optional reserve funds or carry them forward again.

In addition, the general meeting may decide to distribute sums drawn from the reserves at its disposal, expressly indicating the reserve items from which the withdrawals are made. However, dividends are deducted as a priority from the distributable profit for the financial year.

Except in the case of a capital reduction, no distribution may be made to shareholders when the equity capital is or would become less than the amount of the capital plus reserves that the laws and regulations or the articles of association do not allow to be distributed. The revaluation spread is not distributable; it may be incorporated in whole or in part into the capital.

Article 23 - Payment of dividends

The terms and conditions for the payment of dividends voted by the general meeting shall be determined by it or, failing that, by the board of directors. However, the payment of dividends in cash must take place within a maximum period of nine months after the end of the financial year, unless extended by judicial authorization.

The ordinary general meeting has the right to grant each shareholder, for all or part of the dividend distributed, an option between the payment of the dividend in cash or in shares, under the legal conditions.

When a balance sheet drawn up during or at the end of the financial year and certified by an statutory auditor shows that the Company, since the end of the previous financial year, after the necessary depreciation and provisions, deducting any previous losses as well as the sums to be set aside in accordance with the laws and regulations or the articles of association and taking into account the profit carry-forward, has made a profit, interim dividends may be distributed before the financial statements for the financial year are approved. The amount of these advance payments may not exceed the amount of the profit thus defined.

Dividends not claimed within five (5) years of their payment are time-barred.

Article 24 - Liquidation

Subject to the applicable legislative provisions, the Company is in liquidation from the moment of its dissolution, which occurs for any reason whatsoever. The general meeting of shareholders then regulates the method of liquidation and appoints the liquidator(s). The legal personality of the Company shall continue for the purposes of its liquidation until its closure.

Article 25 - Disputes

Any disputes that may arise during the term of the Company or, after its dissolution, during the course of the liquidation operations, either between the shareholders, the management or administrative bodies and the Company, or between the shareholders themselves, relating to the company’s affairs or the execution of the provisions of the articles of association, shall be submitted to the jurisdiction of the courts within the jurisdiction of the Company’s registered office.